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                                                                      EXHIBIT 12



                                  HUMANA INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                  (UNAUDITED)



(Dollars in millions)                        YEARS ENDED DECEMBER 31,
                                         -----------------------------
                                         1998       1997         1996
                                         ----       ----         ----
Earnings:
 Income before income taxes              $ 203      $ 270         $ 18
 Fixed charges                              58         29           19
                                          ----      -----         ----
                                         $ 261      $ 299         $ 37
                                          ====      =====         ====
Fixed charges:
 Interest charged to expense             $  47      $  20         $ 11
 One-third of rent expense (a)              11          9            8
                                          ----      -----         ----
                                         $  58      $  29         $ 19
                                          ====      =====         ====

Ratio of earnings to fixed charges         4.5(a)    10.4          2.0(b)
                                          ====      =====         ====


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of charges associated with certain market closures, merger dissolution and losses on disposals of non-strategic assets of $34 million pretax, premium deficiencies of $46 million pretax, a one-time incentive for non-officer employees of $16 million pretax and other cost of $36 million pretax, the ratio for the year ended December 31, 1998 would have been 6.8.

(b) Exclusive of charges related to closing of the Washington, D.C. market, severance and facility costs for workforce reductions and market closures and product discontinuance cost of $96 million pretax, premium deficiencies of $105 million pretax and litigation and certain other costs of $14 million pretax, the ratio for the year ended December 31, 1996 would have been 13.3.